Separately Managed Account Reserve Trust (SMART)
a series of the Brandes Investment Trust

Supplement dated October 4, 2006 to the
Prospectus dated October 3, 2005

On October 4, 2006, the Brandes Investment Trust (the “Trust”) held a special meeting of shareholders of the Separately Managed Account Reserve Trust (the “SMART Fund”), a series of the Trust. At this special meeting, a majority of shareholders entitled to vote approved a change to the SMART Fund’s investment objective. The investment objective was changed from maximizing total return to maximizing total long-term return. Please replace the “Investment Objective” section on page one of the Prospectus with the following:

Investment Objective: Separately Managed Account Reserve Trust (the "Fund") seeks to maximize total long-term return.

A portion of the Prospectus incorrectly referred to limits on the Fund’s average portfolio maturity. On page one of the Prospectus, please replace the third paragraph in the “Principal Investment Strategies” section with the following:

The Fund invests in both investment grade securities (securities rated at least BBB- by Standard & Poor’s or Fitch or Baa3 by Moody’s or determined by the Advisor to be of comparable quality) and in noninvestment grade, high yield securities. The Fund may invest up to 60% of its total assets measured at the time of purchase in high yield securities. The Fund invests in debt securities of any maturity, and there is no limit on the Fund’s average portfolio maturity.

The Fund does not have a program for automatic reinvestment of dividends. On page twelve of the Prospectus, please remove the “Automatic Reinvestment” section.

Please retain this Supplement with your Prospectus for future reference.
The date of this Supplement is October 4, 2006.